UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38591

Pinduoduo Inc.

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 30, 2019, Pinduoduo Inc. (the “Company”) announced the termination of the services of Mr. Tian Xu, Vice President of Finance, with immediate effect. This decision is based on Mr. Xu’s personal reasons and by mutual agreement between Mr. Xu and the Company. It is not related to the business and financial performance of the Company, nor any disagreement with the Company’s accounting principles, practices, and financial statement disclosures. The Company has in place a solid finance team that will report to Mr. Zheng Huang, our Founder, Chairman and CEO, in the interim. The Company plans to announce a new Vice President of Finance in the near future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINDUODUO INC.

By	:	/s/Zheng Huang
Name	:	Zheng Huang
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 30, 2019